Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Chart Industries, Inc. (the “Company”) does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated By-Laws (the “Bylaws”).
The Company’s authorized capital stock consists of 160,000,000 shares, of which 150,000,000 shares are common stock, par value $0.01 per share (the “Common Stock”), and 10,000,000 shares are preferred stock, par value $0.01 per share (the “Preferred Stock”). The Common Stock is listed on the Nasdaq Global Select Market under the symbol “GTLS.”
Common Stock
Voting Rights. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the Company’s stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Subject to the rights of the holders of any Preferred Stock that may be outstanding, holders of Common Stock are entitled to receive and to share equally and ratably, share for share dividends as may be declared by the Company’s board of directors (the “Board”) out of funds legally available to pay dividends. Dividends upon Common Stock may be declared by the Board out of funds legally available to pay dividends at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of the Company’s funds available for dividends, such sums as the Board deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of the Company’s property, or for any proper purpose, and the Board may modify or abolish any such reserve. The Company’s senior secured credit facility imposes, and the terms of any instruments or agreements governing the Company’s future indebtedness may impose, restrictions on the Company’s ability to declare dividends with respect to Common Stock.
Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of the Company’s outstanding Preferred Stock. Neither a sale of substantially all of the property and assets of the Company nor a consolidation or merger of the Company into another corporation shall be deemed a liquidation of the Company.
Other Matters. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.
Preferred Stock
The Certificate of Incorporation authorizes the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of that series, including:

•	the designation of such series;

•	the number of shares to constitute such series;

•	the voting powers and rights (if any) of the shares of such series;

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if such series has voting rights, whether or not such series is to be entitled to vote as a separate class either alone or together with the holders of Common Stock or one or more other series of Preferred Stock;

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the preferences and relative, participating, optional, conversion or other special rights (if any) of such series and the qualifications, limitations or restrictions (if any) with respect to such series;

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the redemption rights and price(s), if any, of such series, and whether or not the shares of such series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement and, if such retirement or sinking fund or funds are to be established, the periodic amount thereof and the terms and provisions relative to the operation thereof;

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the dividend rights and preferences (if any) of such series, including, without limitation, (A) the rates of dividends payable thereon, (B) the conditions upon which and the time when such dividends are payable, (C) whether or not such dividends shall be cumulative or noncumulative and, if cumulative, the date or dates from which such dividends shall accumulate and (D) whether or not the payment of such dividends shall be preferred to the payment of dividends payable on Common Stock or any other series of Preferred Stock;

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the preferences and special rights (if any), and the amounts thereof, which the holders of such series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding-up of, or upon any distribution of the assets of, the Company;

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whether or not the shares of such series, at the option of the Company or the holders thereof or upon the happening of any specified event, shall be convertible into or exchangeable for (A) shares of Common Stock, (B) shares of any other series of Preferred Stock or (C) any other stock or securities of the Company or any other corporation;

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if such series is to be convertible or exchangeable, the price or prices or ratio or ratios or rate or rates at which such conversion or exchange may be made and the terms and conditions (if any) upon which such price or prices or ratio or ratios or rate or rates may be adjusted; and

•	such other rights, powers and preferences with respect to the series as Board may deem advisable.

The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and the Bylaws
Certain provisions of the Certificate of Incorporation and the Bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Removal of Directors; Vacancies. The Certificate of Incorporation provides that any director may be removed with or without cause, at any time by the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Bylaws also provide that any vacancies on the Board will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum or by the sole remaining director.
No Cumulative Voting. The Delaware General Corporation Law (the “DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the Certificate of Incorporation provides otherwise. The Certificate of Incorporation prohibits cumulative voting.
Calling of Special Meetings of Stockholders. The Certificate of Incorporation and the Bylaws provide that special meetings of the Company’s stockholders may be called at any time only by the chairman of the Board, the Board or a committee of the Board that has been designated by the Board.
Stockholder Action by Written Consent. The DGCL permits stockholder action by written consent unless otherwise provided by the Certificate of Incorporation. The Certificate of Incorporation precludes stockholder action by written consent.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company’s secretary.
Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 calendar days nor more than 120 calendar days prior to the anniversary date of the preceding year’s annual meeting of stockholders or at such other time as specified in the Bylaws. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation provides that the following provisions in the Certificate of Incorporation and the Bylaws may be amended, altered, repealed or rescinded by stockholders only if approved by a vote of at least 75% of the voting power of all of the outstanding shares of the Company’s stock entitled to vote generally in the election of directors:

•	the removal of directors;

•	the limitation of stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in the chairman of the Board, the Board and any committee of the Board that has been designated by the Board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, the Certificate of Incorporation grants the Board the authority to amend or repeal the Bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation.